UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Operating Results for Fiscal Year 2018

On February 8, 2019, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2018. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2018	3Q 2018	% Change Increase (Decrease) (Q to Q)	4Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	10,514,972	9,598,084	9.55	12,084,912	(12.99)
	Cumulative	42,054,378	31,539,406	—	39,229,265	7.20
Net operating profit	Specified Quarter	340,054	1,328,192	(74.40)	846,883	(59.85)
	Cumulative	4,219,402	3,879,348	—	4,015,274	5.08
Profit before income tax	Specified Quarter	290,858	1,328,874	(78.11)	726,632	(59.97)
	Cumulative	4,266,256	3,975,398	—	4,138,424	3.09
Profit for the period	Specified Quarter	200,487	953,973	(78.98)	553,721	(63.79)
	Cumulative	3,069,646	2,869,159	—	3,343,461	(8.19)
Profit attributable to shareholders of the parent company	Specified Quarter	200,139	953,769	(79.02)	553,752	(63.86)
	Cumulative	3,068,891	2,868,752	—	3,311,438	(7.32)

Note: 1)

The consolidated financial information set forth above for 2018 periods is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.

2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2018	3Q 2018	% Change Increase (Decrease) (Q to Q)	4Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,806,015	3,816,865	25.92	6,119,413	(21.46)
	Cumulative	18,089,885	13,283,870	—	19,291,294	(6.23)
Net operating profit	Specified Quarter	249,188	983,092	(74.65)	525,966	(52.62)
	Cumulative	2,944,389	2,695,201	—	2,649,602	11.13
Profit before income tax	Specified Quarter	205,991	991,892	(79.23)	419,804	(50.93)
	Cumulative	3,038,259	2,832,268	—	2,613,706	16.24
Profit for the period	Specified Quarter	145,090	725,918	(80.01)	333,740	(56.53)
	Cumulative	2,224,341	2,079,251	—	2,175,003	2.27
Profit attributable to shareholders of the parent company	Specified Quarter	145,090	725,918	(80.01)	333,740	(56.53)
	Cumulative	2,224,341	2,079,251	—	2,175,003	2.27

Note: 1)

The consolidated financial information set forth above for 2018 periods is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.

2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2018	3Q 2018	% Change Increase (Decrease) (Q to Q)	4Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,822,915	1,443,097	26.32	1,574,965	15.74
	Cumulative	6,707,466	4,884,551	—	5,913,322	13.43
Net operating profit (loss)	Specified Quarter	(48,308)	83,080	*	122,775	*
	Cumulative	250,087	298,395	—	370,991	(32.59)
Profit (Loss) before income tax	Specified Quarter	(43,263)	88,759	*	158,707	*
	Cumulative	264,001	307,264	—	424,772	(37.85)
Profit (Loss) for the period	Specified Quarter	(30,126)	60,838	*	103,304	*
	Cumulative	189,676	219,802	—	235,342	(19.40)
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	(30,129)	60,835	*	103,304	*
	Cumulative	189,666	219,795	—	235,342	(19.41)

Note: 1)	The consolidated financial information set forth above is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.
2)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year 2018, which are based on KB Financial Group’s consolidated financial statements.

3)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
4)	The figures set forth above for 2017 periods include income (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary sold on October 16, 2017.
5)	* indicates that a loss was recorded in the current period compared to a profit in the previous period.

Declaration of Cash Dividends by KB Financial Group

On February 8, 2019, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW1,920 per common share (total dividend amount: KRW759,736,452,480), subject to shareholder approval. The record date is December 31, 2018, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group, which is expected to be held on March 27, 2019. Such date will be finalized and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by KB Financial Group’s independent auditors.

The total number of common shares that are eligible for payment of dividends is 395,696,069 shares.

Declaration of Cash Dividends by Kookmin Bank

On February 7, 2019, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW1,650 per common share (total dividend amount: KRW667,225,541,400), subject to shareholder approval. The record date is December 31, 2018, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 21, 2019. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank and the results of the audit by Kookmin Bank’s independent auditors.

Declaration of Cash Dividends by KB Securities

On February 7, 2019, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW167 per common share (total dividend amount: KRW50,000,000,000), subject to shareholder approval. The record date is December 31, 2018, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 22, 2019. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of KB Securities.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of KB Securities and the results of the audit by KB Securities’ independent auditors.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 8, 2019, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details	(Won in thousands, %)

	FY 2018	FY 2017	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	6,707,465,818	5,913,322,323	794,143,495	13.43
- Net operating profit (loss)	250,086,551	370,990,584	(120,904,033)	(32.59)
- Profit (Loss) from continuing operations before income tax	264,000,797	424,771,954	(160,771,157)	(37.85)
- Profit (Loss) for the period	189,676,000	235,342,122	(45,666,122)	(19.40)
Other Financial Data
- Total assets	45,045,977,421	37,250,839,601
- Total liabilities	40,668,918,149	32,940,243,881
- Total equity	4,377,059,272	4,310,595,720
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	293.2	288.7

Note: 1)

The preliminary figures presented above are based on K-IFRS and are subject to change pending approval at the annual general meeting of shareholders of KB Securities and the results of the audit by KB Securities’ independent auditors.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 8, 2019	By: /s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer